

May 1, 2014

Via E-mail
Paul Wogan
Chief Executive Officer
GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

    Re: GasLog Partners LP
             Amendment No. 2 to
             Registration Statement on Form F-1
             Filed April 28, 2014
             File No. 333-195109

Dear Mr. Wogan:

       We have reviewed your response to our prior comment letter to you dated April 25, 2014 and have the following additional comment.

How We Make Cash Distributions, page 84

GasLog's Right to Reset Incentive Distribution Levels, page 91

1. We refer to the second table on the bottom of page 93. Please tell us how you determined the total distribution amounts, including incentive distribution rights, of $866,679, $2,455,589, and $5,402,296, respectively.

       You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

                           Sincerely,

                           /s/ Loan Lauren P. Nguyen

                           Loan Lauren P. Nguyen
                           Special Counsel

cc: Via E-mail
       William P. Rogers, Jr., Esq.